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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                                                  Commission File Number 1-13513

                           NOTIFICATION OF LATE FILING

                                  (Check One):
|_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form N-SAR

    For Period Ended:          March 31, 1999
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|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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PART I -- REGISTRANT INFORMATION

Full name of registrant             United States Exploration, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

         1560 Broadway, Suite 1900
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City, state and zip code            Denver, Colorado 80202
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PART II -- RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The financial information required for the preparation of the Form 10-QSB could not be completed prior to the due date.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             F. Michael Murphy                    (303)            863-3544
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                   (Name)                      (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes    |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes    |_| No



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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  On May 15, 1998, the Company completed a significant acquisition of producing oil and gas properties in the Denver-Julesburg Basin in Northeastern Colorado from Union Pacific Resources Company. The Form 10-QSB for the quarter ended March 31, 1999 will reflect the revenues and expenses associated with those properties which will result in a significant change in the Company's financial position and its results of operations as compared to the quarter ended March 31, 1998. The Company does not have sufficient information at this point to responsibly quantify that change.

                         United States Exploration, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     May  17, 1999             By /s/ F. Michael Murphy
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                                      F. Michael Murphy, Chief Financial Officer